Highland Acquisition Corporation

c/o Highland Capital Management, L.P.

300 Crescent Court, Suite 700

Dallas, Texas 75201

November 20, 2017

VIA EDGAR

Mr. Tom Jones

Securities and Exchange Commission

Mail Stop 4720

100 F Street, N.E.

Washington, DC 20549

Re:	Highland Acquisition Corporation

Registration Statement on Form S-1

File No. 333-211544

Application for Withdrawal of Registration Statement

Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Highland Acquisition Corporation (the “Company”) hereby makes application to withdraw its Registration Statement on Form S-1, File Number 333-211544 (the “Form S-1 Registration Statement”), relating to the offering of the Company’s securities.

The Form S-1 Registration Statement was filed in connection with a proposed initial public offering of the Company’s Units, each consisting of one share of common stock, par value $0.0001 per share, and one-half of one warrant. The Company and the underwriters have determined that at this time they will not proceed with the registration and sale of the Units as contemplated in the Form S-1 Registration Statement. The Company has not offered or sold any units under the Form S-1 Registration Statement.

Accordingly, we request that the Securities and Exchange Commission issue an order granting the withdrawal of the Form S-1 Registration Statement as soon as possible.

Should you have any questions regarding this matter, please call Thomas Surgent at (972) 628-4100.

Sincerely,

HIGHLAND ACQUISITION CORPORATION

By:	/s/ James D. Dondero
Name:	James D. Dondero
Title:	Chief Executive Officer